UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

SONOS, INC.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-38603	03-0479476
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

614 Chapala Street Santa Barbara, CA	93101
(Address of principal executive offices)	(Zip Code)

Edward Lazarus (805) 965-3001
(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
A copy of the conflict minerals report is publicly available on our website at https://investors.sonos.com/reports-and-filings/default.aspx.
Item 1.02 Exhibit
A copy of the conflict minerals report is attached hereto as Exhibit 1.01 and incorporated herein by this reference.

Section 2 – Exhibits
Item 2.01 Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report as contemplated by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SONOS, INC.

By: /s/ Edward Lazarus _________________ Edward Lazarus Chief Legal Officer	Date: May 29, 2020

EXHIBIT INDEX

Exhibit Number	Description
1.01	Conflict Minerals Report as contemplated by Item 1.02 of this Form